 KIRKLAND LAKE GOLD TO LIST ON AUSTRALIAN SECURITIES EXCHANGE

Toronto, Ontario – November 28, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) is pleased to announce that the Company has received approval from the Australian Securities Exchange (the “ASX”) for a secondary listing of the Company as a Foreign Exempt Listing and the quotation of its common shares as Chess Depositary Instruments (“CDIs”) on the ASX.

Trading of the Company’s CDIs on the ASX will commence on a normal settlement basis on November 30, 2017 under the symbol “KLA”.

Tony Makuch, President and CEO, Kirkland Lake Gold, commented: “We are excited to be listing on the ASX on the one year anniversary of our transformational transaction with Newmarket Gold Inc., which resulted in the acquisition of our Australian assets. Since that transaction, our Fosterville Mine in Victoria has emerged as one of the world’s great high-grade, low-cost gold producers, with production on track to reach 250,000 – 260,000 ounces in 2017 and all-in sustaining costs currently averaging around $500 per ounce. The ASX listing reflects our company’s long-term commitment to Australia as one of our two core markets and provides existing and potential shareholders based in the country, including our 470 employees, with access to an Australian-based trading platform.”

Eddie Grieve, Head of Listings and Issuer Services, ASX, commented: " We are excited to welcome Kirkland Lake Gold to the ASX, where the Company will join some of the world's leading resource, finance and technology companies. ASX is home to more than 260 international companies from around the world, and we look forward to providing Kirkland Lake Gold with access to our full suite of listing, trading, clearing and settlement services.”

There is no offering of common shares in connection with the secondary listing.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 580,000 to 595,000 ounces from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the listing of the Company’s common shares on the ASX and anticipated timing thereof; the potential impact on the liquidity of the Company’s shares and demand for any CDIs on the ASX and anticipated timing thereof; the future development and growth potential of the Canadian and Australian operations; the future exploration activities and the anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the third quarter ended September 30, 2017 and their interim financial reports and related MD&A for the period ended September 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com